April 19, 2017

Sonny Oh

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street NE

Washington, DC 20549

Re: The Guardian Separate Account R

Response to Comments to Post-Effective Amendment No. 4 on Form N-4 – File Nos. 333-187762 and 811-21438

Dear Mr. Oh:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on April 13, 2017. For the responses that follow, page references reflect the page number in The Guardian ProFeedom Variable Annuity (B Share) prospectus referenced in the Staff comments.

1. Provide the following statements on the Facing Sheet.

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) o the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: The Guardian ProFeedom Variable Annuity (B Share).

RESPONSE: Done

2. Cover Sheet — Prominently disclosed in the first paragraph the SPECIAL TERMS USED IN THIS PROSPECTUS section that can be used for reference and add a reference as to how special terms will be identified.

RESPONSE: The following disclosure in bold type has been added to the end of the paragraph:

The capitalized terms found throughout the prospectus can be found in the section entitled SPECIAL TERMS USED IN THIS PROSPECTUS.

3. Cover Sheet — Listed are the American Century VP Mid Cap Value Fund and Oppenheimer International Growth Fund which are currently part of a substitution application filed with the SEC. Please provide a status of these funds within this registration statement and this registration statement in relation to the substitution application.

RESPONSE: We confirm that The American Century VP Mid Cap Value Fund and Oppenheimer International Growth Fund are being offered as investment options in The Guardian ProFreedom Variable Annuity (B Share) (“ProFreedom”). We do not intend to substitute these two funds or any other funds from ProFreedom in the pending substitution application. The pending application does not relate to the ProFreedom product, which is a product built on a different business model than the products involved in the substitution application.

4. Listed on the Cover Sheet are the PIMCO Balanced Allocation Portfolio and Morgan Stanley Variable Insurance Fund, Inc. Emerging Markets Equity Portfolio, provide disclosure regarding the previous names of these funds.

RESPONSE: Each fund has been revised to appear as follows:

Morgan Stanley Variable Insurance Fund, Inc., Emerging Markets Equity Portfolio (Class II), formerly UIF Emerging Markets Equity Portfolio (Class II) PIMCO Balanced Allocation Portfolio, formerly PIMCO Global Multi-Asset Managed Volatility Portfolio

5. Please provide additional information for the removal of the Northern Lights Variable Trust (Class II) – Mariner Managed Futures Strategy Portfolio from the list of funds.

RESPONSE: The Board of Trustees of Northern Lights Variable Trust (the “Trust”) closed the fund to new sales on February 21, 2017 and subsequently liquidated the fund on March 20, 2017. Upon notice from the Trust of the closure and liquidation a supplement was filed and mailed to contract owners regarding the closure and the liquidation. Contract owners were provided additional notices subsequent to the closure and the liquidation.

6. Page 1 — In the first paragraph of the section entitled “HOW A VARIABLE ANNUITY WORKS” prominently disclose the Special Terms section that can be used for reference and add a reference as to how special terms will be identified.

RESPONSE: The following disclosure in bold type has been added to the end of the paragraph:

The capitalized terms found throughout the prospectus are defined in the section entitled SPECIAL TERMS USED IN THIS PROSPECTUS.

7. Page 1 – First sentence of the third paragraph of the “HOW A VARIABLE ANNUITY WORKS” section, define “Separate Account” in the SPECIAL TERMS USED IN THIS PROSPECTUS section or use lower case.

RESPONSE: The term “Separate Account” has been replaced with “separate account”.

8. Page 2 — Delete the parenthetical (If your Contract was issued in conjunction with an application dated prior to May 1, 2017, please refer to Appendix B for information regarding your EXPENSES.) appearing in the heading of the “EXPENSES” section.

RESPONSE: Deleted

9. Page 2 — Add disclosure to the Contract charges bullet in the “EXPENSES” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017 including disclosure regarding which contracts are impacted.

RESPONSE: The Contract charges bullet in the “EXPENSES” section has been replaced in its entirety with the following:

•	Contract charges

For contracts issued in conjunction with applications signed on or after May 1, 2017, we apply an administrative charge and a daily mortality and expense risk charge, calculated at an annual rate of 0.75% of the Accumulation Value in the Variable Investment Options. For contracts issued in conjunction with applications signed prior to May 1, 2017, we apply an administrative charge and a daily mortality and expense risk charge, calculated at an annual rate of 1.00% of the Accumulation Value in the Variable Investment Options.

10. Page 2 — Add disclosure to the Highest anniversary value death benefit rider expense bullet in the “EXPENSES” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017 including disclosure regarding which contracts are impacted.

RESPONSE: The Highest anniversary value death benefit rider expense bullet in the “EXPENSES” section on page 2 has been replaced in its entirety with the following:

• Highest anniversary value death benefit rider expense

For contracts issued in conjunction with applications signed on or after May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.35% of your Accumulation Value in the Variable Investment Options. For contracts issued in conjunction with applications signed prior to May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.45% of your Accumulation Value in the Variable Investment Options.

11. Page 2 — Add disclosure to the Return of premium plus death benefit rider expense bullet in the “EXPENSES” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017 including disclosure regarding which contracts are impacted.

RESPONSE: The Return of premium plus death benefit rider expense bullet in the “EXPENSES” section has been replaced in its entirety with the following:

• Return of premium plus death benefit rider expense

For contracts issued in conjunction with applications signed on or after May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.45% of your Accumulation Value in the Variable Investment Options. For contracts issued in conjunction with applications signed prior to May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.30% of your Accumulation Value in the Variable Investment Options.

12. Page 2- Add disclosure to the • Combination of death benefit riders expense bullet in the “EXPENSES” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017 including disclosure regarding which contracts are impacted.

RESPONSE: The Combination of death benefit riders expense bullet in the “EXPENSES” section has been replaced in its entirety with the following:

Combination of death benefit riders expense

You may choose both the highest anniversary value death benefit rider and the return of premium plus death benefit rider. If you choose this combination for a contract issued in conjunction with an application signed on or after May 1, 2017, then we will assess one combined daily charge at an annual rate of 0.50% of your Accumulation Value in the Variable Investment Options. If you choose this combination for a contract issued in conjunction with an application signed prior to May 1, 2017, then we will assess one combined daily charge at an annual rate of 0.350% of your Accumulation Value in the Variable Investment Options.

13. Page 3 — Add disclosure to the first paragraph of the section entitled “DECIDING TO PURCHASE A CONTRACT” that proceeds may be subject to estate taxes.

RESPONSE: The following sentence has been added as the last sentence of the first paragraph of the “DECIDING TO PURCHASE A CONTRACT” section: “The lump sum payment or actuarial value of payments to a Beneficiary may be subject to estate tax.”

14. Page 3 – Delete the last sentence of the third paragraph of the “DECIDING TO PURCHASE A CONTRACT” section and add disclosure stating that the prospectus describes all material features of the contract and any material variations based on jurisdiction.

RESPONSE: The last sentence of the third paragraph of the “DECIDING TO PURCHASE A CONTRACT” section has been replaced with the following: “The prospectus describes all material features of the contract and any material state variations and should be read carefully with your contract.”

15. Page 4 – Delete or move the “Expenses” call-out box.

RESPONSE: Deleted

16. Page 4 – The portion of the table entitled “Sales Charge Imposed on Purchases” under the heading “CONTRACT OWNER TRANSACTION EXPENSES” that describes scheduled reductions in the deferred sales charges should be in a footnote per Instruction 5 of Item 3(a) of Form N-4.

RESPONSE: The portion of the table entitled “Sales Charge Imposed on Purchases” under the heading that describes scheduled reductions in the deferred sales charge table has been move to Footnote 1 and appears after the paragraph as follows.

1	The surrender charge may be assessed on premiums withdrawn that were paid into your contract during the previous seven years. Each contract year, however, you may withdraw without a surrender charge a “Free Withdrawal Amount” equal to 10% of total premiums paid minus the aggregate amount of all prior Free Withdrawal Amounts made during the current contract year.

Number of full years completed since premium payment was made	Surrender charge percentage
0	8%
1	7.5%
2	6.5%
3	5.5%
4	5%
5	4%
6	3%
7	0%

17. Page 5 – Delete the sentence, “If your Contract was issued in conjunction with an application dated prior to May 1, 2017, please refer to Appendix B for information regarding your SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES” in the “SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES” section.

RESPONSE: Deleted.

18. Page 5 – Delete the following language in the “SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES” section appearing before the table.

HAVDB = Highest Anniversary Value Death Benefit Rider

ROPDB Plus = Return of Premium Death Benefit Plus Rider

ROPDB Basic = Return of Premium Death Benefit Basic Rider

RESPONSE: Deleted.

19. Page 5 – Revise the table in the “SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES” section per Instruction 5 of Item 3(a) of Form N-4 to show the maximum contract expenses for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The table has been replaced in its entirety with the following:

Separate Account Level Annual Expenses for contracts issued in conjunction with applications signed on or after to May 1, 2017

Contract Charge	0.75%

Total Separate Account Fees	0.75%

Optional Additional Riders
– Highest Anniversary Value Death Benefit Rider (HAVDB)	0.35%
– Return of Premium Death Benefit Basic Rider (ROBDPBasic)	0.25%

– Return of Premium Death Benefit Plus Rider (ROPDB Plus)	0.45%

– Combination HAVDB & ROPDB Plus	0.50%

Total Maximum Separate Account Level Annual Expenses	1.25%

20. Page 5 – Add a table “SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES” section per Instruction 5 of Item 3(a) of Form N-4 to show the maximum contract expenses for contracts issued in conjunction with applications signed prior to May 1, 2017.

RESPONSE: The following table has been added:

Separate Account Level Annual Expenses for contracts issued in conjunction with applications signed prior to May 1, 2017

Contract Charge	1.00%

Total Separate Account Fees	1.00%

Optional Additional Riders
– Highest Anniversary Value Death Benefit Rider (HAVDB)	0.30%
– Return of Premium Death Benefit Basic Rider (ROBDPBasic)	0.25%

– Return of Premium Death Benefit Plus Rider (ROPDB Plus)	0.30%

– Combination HAVDB & ROPDB Plus	0.35%

Total Maximum Separate Account Level Annual Expenses	1.35%

21. Page 5 – “will have” in the second sentence of the footnote in the TOTAL ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES section should be replaced with “may have”.

RESPONSE: Done

22. Page 5 – The last paragraph in the “TOTAL ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES” section should appear as a footnote per Instruction 19 of Item 3(a) of Form N-4.

RESPONSE: The last paragraph in the “TOTAL ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES” section has been added to the current footnote on page 5 in this section.

23. Page 6– Before the first paragraph on page 6 add disclosure to the “Expense Examples” section that the examples that follow are for contracts issued in conjunction with applications signed on or after May 1, 2017.

RESPONSE: The following sentence has been added before the first paragraph of the : “The following examples are for contracts issued in conjunction with applications signed on or after May 1, 2017.”

24. Page 7– Delete “transfer charges” from the second to the last sentence after the Example 2 in the “Expense Examples” section.

RESPONSE: Done

25. Page 7– Add examples to the “Expense Examples” section that are for contracts issued in conjunction with applications signed prior to May 1, 2017.

RESPONSE: The following has been added after the examples on page 7:

The following examples are for contracts issued in conjunction with applications signed prior to May 1, 2017.

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These Examples show the maximum costs of investing in the contract, including the contractowner transaction expenses, and Separate Account annual expenses which include a daily contract charge at an annual rate of 1.00% of the accumulation value in the Separate Account. The following two examples assume that you invest $10,000 in the contract for the time periods indicated and that your investment earns a 5% return each year.

Example 1 shows a basic contract with both the Highest Anniversary Value Death Benefit Rider and Return of Premium Death Benefit Plus Rider (which, if invested in the fund with the maximum expense that is available under the contract, would be the most expensive way to purchase the contract) and also shows the gross maximum (9.38%) and minimum (0.50%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 1:	Basic Contract with both the Highest Anniversary Value Death Benefit and Return of Premium Death Benefit Plus riders, and maximum and minimum underlying mutual fund expenses on a gross basis.*

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,927	$3,823	$5,470	$8,566
Minimum:	$994	$1,251	$1,532	$2,233
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$1,116	$3,146	$4,970	$8,566
Minimum:	$194	$601	$1,032	$2,233

*	Basic Contract with both the Highest Anniversary Value Death Benefit and Return of Premium Death Benefit Plus riders, and net maximum (2.42%) and net minimum (0.50%) underlying mutual fund expenses.

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,890	$3,731	$5,343	$8,417
Minimum:	$958	$1,219	$1,479	$1,841
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$1,090	$3.081	$4,843	$8,417
Minimum:	$158	$489	$843	$1,841

Example 2 shows a basic contract without any riders (which if invested in the fund with the minimum expense that is available under the contract, is the least expensive way to purchase the contract) and shows the gross maximum (9.38%) and minimum (0.50%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 2:	Basic Contract without any riders and maximum and minimum underlying mutual fund expenses on a gross basis.**

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,196	$1,850	$2,521	$4,149
Minimum:	$994	$1,251	$1,532	$2,233
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$396	$1,200	$2,021	$4,149
Minimum:	$194	$601	$1,032	$2,233

**	Basic Contract without any riders and net maximum (2.42%) and net minimum (0.50%) underlying mutual fund expenses.

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,159	$1,743	$2,347	$3,827
Minimum:	$958	$1,139	$1,343	$1,841
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$359	$1,093	$1,847	$3,827
Minimum:	$158	$489	$843	$1,841

These Examples do not reflect premium taxes (which ranges from 0.50% up to 3.5%, depending on the jurisdiction).

Please remember that the Examples are an illustration and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

26 Page 9– In the second sentence of the third paragraph of the section entitled “THE PURCHASE PROCESS” clarify which group of contracts are impacted by the issue age limitation.

RESPONSE: The sentence has been replace in its entirety with the following: “If an application is signed on or after May 1, 2017, we will not issue a contract if the Owner or the Annuitant is over 85 years of age, unless we provide prior approval.”

27. Page 13– Include conspicuous disclosure as required by Item 5(d) or Form N-4 to the “VARIABLE INVESTMENT OPTIONS” section.

RESPONSE: The following has been added as the last paragraph on page 13:

You can obtain a copy of the prospectus for each of the Funds from your registered representative; by visiting our website (www.GuardianLife.com); by calling our Customer Service Office Contact Center at 1-888-GUARDIAN (1-888-482-7342) or 1-800-221-3253; or by writing to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

Box 26210

Lehigh Valley, Pennsylvania 18002

Please read the prospectus carefully before investing.

28. Pages 14, 16, 17, 18, 22 and 24– Use different footnote symbols other than asterisk so that there is no confusion.

RESPONSE: The footnotes for these pages have been changed to (i), (ii), (iii), (iv), (v) and (vi), respectively.

29. Pages 36 and 37– The example demonstrating the effect of a DIA transfer in the “SURRENDERS AND WITHDRAWALS” section, should be revised to add more narrative on how the numbers in the example were calculated.

RESPONSE: The example has been replaced in its entirety with the following:

The following example demonstrates the effect of a hypothetical DIA transfer on the Chargeable Premium, surrender charges, and the allocation of cost basis.

Assumptions:

•	A $100,000 initial premium payment is made on January 1, 2013

•	A $30,000 DIA transfer is made on January 15, 2015

•	A $10,000 gain from January 1, 2013 to January 15, 2015

Event	Accumulation Value	DIA Transfer	Chargeable Premium	Surrender Charge(on full surrender of basic contract)	Cost Basis Allocated to basic contract		Cost Basis Allocated to DIA Transfer
Contract Issue	$100,000		$100,000	$8,000	$100,000	*	$0
Second Contract Anniversary	$110,000		$100,000	$6,500	$100,000	*	$0
DIA Transfer		$30,000
Values January 15, 2015 prior to transfer	$110,000		$100,000	$6,500	$100,000	*	$0
Values January 16, 2015 after transfer	$80,000		$80,000	$5,200	$73,000	**	$27,000	**

*	At contract issue and any point in time prior to the DIA transfer, the full cost basis is allocated to the basic contract.
**	When the $30,000 transfer is made to the DIA rider from the basic contract, the partial annuitization rules will apply and a pro rata portion of the cost basis of the Basic Contract will be apportioned between the Basic Contract and the DIA rider. The cost basis apportioned to the DIA rider is equal to the amount of the Accumulation Value transferred from the Basic Contract to the DIA rider divided by the Accumulation Value of the Basic Contract immediately prior to the transfer, and multiplying that result by the cost basis of the Basic Contract. In this example, a $30,000 transfer is made from the basic contract to the DIA rider on January 15, 2015. Therefore, $30,000 is divided by $110,000 and multiplied by $100,000. Accordingly, the cost basis allocated to the DIA rider is approximately $27,000. The $27,000 is subtracted from the $100,000 premium equaling a cost basis of $73,000 remaining with the basic contract.

30. Pages 37– In the second paragraph revise the sentence “In the case of a withdrawal, we will redeem additional units to cover any applicable charges unless you instruct us to do otherwise.” in plain English.

RESPONSE: The sentence has been replace in its entirety with the following:

The fourth and fifth sentences of the paragraph are replaced in their entirety with the following: “We will deduct any applicable contract charges and premium taxes from the surrender amount requested or in the case of a withdrawal where you wish to receive the entire surrender amount, we will redeem additional units to cover any applicable charges based on your instruction.”

31. Page 39– Move the callout box “Programs to build your annuity” so that it appears next to the programs discussed.

RESPONSE: The call out box has been moved to page 40 to appear next to the “Dollar Cost Averaging” section

32. Page 39– Move the “Assigning contract interest” callout box so that it appears next to the programs discussed.

RESPONSE: The “Assigning contract interest” callout box has been moved to the “Taxation of qualified contracts” section of the “Federal Tax Matters” section and has been replaced in its entirety with the following:

Assigning contract interests

If the contract is a qualified contract, the Contract Owner’s interest in the contract cannot be assigned. Assigned contract interests may be treated as a taxable distribution to the Contract Owner.

33. Pages 40– Move the “Forms and Reports” callout box so that it appears in the same place as it appears in the ProFreedom C Share Prospectus.

RESPONSE: The information described in the “Forms and Reports” callout box does not correspond to the discussions under the section entitled “MANAGING YOUR ANNUITY” therefore, we have pulled the callout box and placed it within the body of the prospectus before the section entitled “MANAGING YOUR ANNUITY”.

34. Page 41– Add disclosure as to whether a contract owner may use Dollar Cost Averaging, Fixed Dollar Cost Averaging, Portfolio Rebalancing and Automated Alert Programs in combination.

RESPONSE: The “Dollar Cost Averaging” section and the first paragraph of the “Fixed Dollar Cost Averaging Program” section have been replaced in their entirety with the following:

Programs to build your annuity

You may wish to take advantage of one or more of the programs we offer that may help you build a stronger annuity. You can participate in all or a combination of the programs. These include fixed dollar cost averaging, portfolio rebalancing and automated alerts.

Dollar Cost Averaging — Fixed Dollar Cost Averaging Program

This approach may help lower your average dollar cost of investing over time. However, there is no guarantee that dollar cost averaging will result in profits or prevent losses. Under Fixed Dollar Cost Averaging (Fixed DCA), you may transfer set amounts of money from the Fixed Dollar Cost Averaging Account (Fixed DCA Account) over a three month period. If you wish to take advantage of Fixed DCA, you must elect it on your application and your initial Net Premium, and any subsequent Net Premiums received prior to the third Monthly Contract Anniversary, must be allocated to the Fixed DCA Account. On each of the first three Monthly Contract Anniversaries, GIAC will transfer a percentage, as shown in the chart below, of the Fixed DCA Account to the Variable Investment Options in accordance with your allocation instructions then in effect. If a Monthly Contract Anniversary is not also a Valuation Date, the transfer will occur on the next following Valuation Date.

35. Page 42– Add disclosure to the first paragraph regarding which contracts are impacted by the maximum AutoAlert charge and the charge should be reflected in the fee tables.

RESPONSE: The maximum AutoAlert charge reference and references to an AutoAlert charge has been removed from the paragraph and it has been replace in its entirety with the following”

GIAC reserves the right to discontinue or restrict the use of Automated Alert privileges at any time, at its discretion. However, we reserve the right to limit the frequency of Automated Alerts. You will be notified if GIAC discontinues or restricts Automated Alert privileges. At any time you may terminate your Automated Alert privileges or opt out of the Automated Alert Program. Other rights reserved by GIAC with respect to transfers are described in this prospectus, including the right to refuse transfers under certain conditions. See The Accumulation Period: Transfers.

36. Page 42– Clarify the last bullet under the “Payments” section.

RESPONSE: The last bullet has been replaced in its entirety with the following: “the SEC, by order, permits us to postpone in order to protect Contract Owners remaining in the Variable Investment Options.”

37. Page 43 – Revise disclosure in the “THE ANNUITY PAYMENTS” section to comply with Items 8(a) of Form N-4 regarding material factors that determine the level of annuity benefits

RESPONSE: The following paragraph is added after the first paragraph of the “THE ANNUITY PAYMENTS” section:

“All annuity payments are based on (i) the age and sex (if a Non-Qualified Contract) of the Annuitant at the birthday nearest the Annuity Commencement Date; (ii) the Accumulation Value on the Annuity Commencement Date less any annuity taxes; (iii) the annuity payout option elected; (iv) the annuity payout frequency; and (v) the interest rate assumption.”

38. Page 43 – Revise disclosure in the “THE ANNUITY PAYMENTS” section to comply with 8(c) of Form N-4 regarding duration and frequency and the impact these factors have on payments.

RESPONSE: Add the following sentence to the paragraph in Item 37. above of this Letter: “If more frequent payments are selected, the total payout amount will be slightly larger. The duration of the payment selected such as a period certain or refund certain option, will have a smaller payout amount than if a life only option is selected.”

39. Page 45 – Explain the list at the top of the page entitled “Fixed-rate annuity payout options”

RESPONSE: This list is a call out box listing the annuity options available under the basic contract. As there are only fixed-rate annuity options available under the contract the title of the list has been revised to “Annuity payout options” and the call out box has been moved to page 44 and placed next to the first paragraph of the section entitled “THE ANNUITY PAYMENTS” section.

40. Page 51 — Add to disclosure to the first paragraph on this page disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced in its entirety with the following:

The HAVDB will be distributed in the same manner as the death benefit under the Basic Contract. For contracts issued in conjunction with applications signed on or after May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.35% of your Accumulation Value in the Variable Investment Options. For contracts issued in conjunction with applications signed prior to May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.45% of your Accumulation Value in the Variable Investment Options.

41. Page 52 — Add disclosure to the second two last paragraph on this page disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced in its entirety with the following:

The ROPDB basic death benefit will be distributed in the same manner as the death benefit under the Basic Contract. For contracts issued in conjunction with applications signed prior to, on or after May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.25% of your Accumulation Value in the Variable Investment Options.

42. Page 52 — Add disclosure to the last paragraph clarifying which group of contracts is impacted by the issue age limitation.

RESPONSE: The paragraph has been replaced in its entirety with the following: “This rider can only be selected at contract issue. For contracts issued in conjunction with applications signed on or after May 1, 2017, all Owners and, for contracts with non-natural Owners, Annuitants must be under age 86”

43. Page 54 — Add disclosure to the first paragraph on this page disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced in its entirety with the following:

The ROPDB Plus death benefit will be distributed in the same manner as the death benefit under the Basic Contract. For contracts issued in conjunction with applications signed on or after May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.45% of your Accumulation Value in the Variable Investment Options. For contracts issued in conjunction with applications signed prior to May 1, 2017, if you choose this benefit, then we will assess a daily charge at an annual rate of 0.30% of your Accumulation Value in the Variable Investment Options.

44. Page 54 — Add disclosure to the second paragraph disclosing to clarify which group of contracts is impacted by the issue age limitation.

RESPONSE: The paragraph has been replaced in its entirety with the following: “This rider can only be selected at contract issue. For contracts issued in conjunction with applications signed on or after May 1, 2017, all Owners and, for contracts with non-natural Owners, Annuitants must be under age 61.”

45. Page 54 — Add disclosure to the first paragraph of the section entitled “Combination of Return of Premium Plus Death Benefit Rider and the Highest Anniversary Value Death Benefit Rider” disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced with the following:

These riders will be distributed in the same manner as the death benefit under the Basic Contract. This combination of riders provides for payment of a death benefit that is the higher of the death benefit payable under the ROPDB Plus death benefit rider and the death benefit payable under the HAVDB death benefit rider. If you choose this combination for a contract issued in conjunction with an application signed on or after May 1, 2017, then we will assess one combined daily charge at an annual rate of 0.50% of your Accumulation Value in the Variable Investment Options. If you choose this combination for a contract issued in conjunction with an application signed prior to May 1, 2017, then we will assess one combined daily charge at an annual rate of 0.35% of your Accumulation Value in the Variable Investment Options.

46. Page 54 — Add disclosure to the second paragraph of the “Combination of Return of Premium Plus Death Benefit Rider and the Highest Anniversary Value Death Benefit Rider” section disclosing to clarify which group of contracts is impacted by the issue age limitation.

RESPONSE: The paragraph has been replaced in its entirety with the following: “This combination of riders can only be selected at contract issue. For contracts issued in conjunction with applications signed on or after May 1, 2017, all Owners and, for contracts with non-natural Owners, Annuitants must be under age 61.”

47. Page 54 – In the “DEFERRED INCOME ANNUITY PAYOUT OPTION RIDER” section disclose (a) the lack of liquidity after the purchase of a deferred income payment; (b) that DIA payments are subject to credit risks; (c) the importance of rate shopping when purchasing a DIA; (d) that better rates could be provided by another carrier; and (e) how an investor would know how much income they are buying.

RESPONSE

(a) Page 56 the following language appears in bold in the last paragraph “Once a DIA transfer has been made and the cancellation period has expired, the amounts transferred cannot be withdrawn from the DIA rider. You will not have access to this money except through the future stream of fixed income payments created by your transfers to the rider.

(b) Page 55 the following language appears at the end of the first paragraph and the beginning of the second paragraph, “Contract guarantees, including payments under the DIA rider, are guaranteed solely by the claims-paying ability and strength of GIAC. Ultimately, payments under the rider are subject to the claims paying ability of GIAC.”

(c) and (d) Page 56 the following language appears in the second paragraph, “It is possible that the DIA payment amount you will receive from the Company may be higher or lower than the amount you might receive if you purchased a similar product offered by us or by another company. When making a DIA transfer, you should consider, in consultation with your financial adviser, payment amounts for similar products, as well as your future income needs, contract terms, the claims paying ability of the insurance company and your tax situation.”

(e) Page 56 the following language appears in the third paragraph, “After making a DIA transfer, you will receive a confirmation of the current DIA transfer amount, the DIA payment amount for the current DIA transfer, and the cumulative DIA payment for all DIA transfers made to date.”

48. Page 57 — Add the term “Chargeable Premiums” found in the first paragraph to the section entitled “SPECIAL TERMS USED IN THIS PROSPECTUS”.

RESPONSE: The following has been added to the “SPECIAL TERMS USED IN THIS PROSPECTUS” section:

Chargeable Premiums

Premiums within the Contract still subject to surrender charges.

49. Page 57 – Delete the example demonstrating the effect of a hypothetical DIA transfer and reference the example on page 57 in the “The effect of DIA Transfers on Basic Contract” section.

RESPONSE: The last sentence of the second paragraph of the “The effect of DIA Transfers on Basic Contract” section is replaced in its entirety with the following: “Please refer to the example on pages 36 and 37 which demonstrates the effect of a hypothetical DIA transfer on the Chargeable Premium, surrender charges, and the allocation of cost basis.

50. Page 59 – Relocate the “Interest Rate Change Index” call out box nearer the applicable prospectus disclosure.

RESPONSE: We believe that the “Interest Rate Change Index” call out box is appropriately placed in the prospectus appearing next to the “Changing the DIA Commencement Date” section where the discussion of the Interest Rate Change Index appears.

51. Page 60 – Include the “DIA death benefit prior to DIA commencement date” call out box that appears in The Guardian ProFreedom Variable Annuity (C Share) prospectus.

RESPONSE: Please note that “DIA death benefit prior to DIA commencement date” call out box currently appears at the top of page 60 and will be moved to appear next to the “Death before the DIA Commencement Date” section.

52. Page 61 – Add the sentence “This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.” to the end of the paragraph in the “Premium Tax” section.

RESPONSE: Done

53. Page 63 — Delete the parenthetical (If your Contract was issued in conjunction with an application dated prior to May 1, 2017, please refer to Appendix B for information regarding your EXPENSES.) appearing in the heading of the “CONTRACT COSTS AND EXPENSES” section.

RESPONSE: Done

54. Page 63 — Add disclosure to the first paragraph of the “Contract charges” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced in its entirety with the following:

We will deduct daily a portion of the assets allocated to Variable Investment Options for administrative expenses and mortality expense risks. For contracts issued in conjunction with applications signed on or after May 1, 2017, the annual charge is 0.75%. For contracts issued in conjunction with applications signed prior to May 1, 2017, the annual charge is 1.00%.

55. Page 63 — Add disclosure to the after the first paragraph of the “Surrender charge” section disclosing information about free withdrawals and transfers to the DIA rider similar to language in the “SURRENDER AND WITHDRAWALS” section beginning on page 36.

RESPONSE: The second paragraph of the “Surrender charge” section has been replaced in its entirety with the following:

For withdrawals with surrender charges, you may instruct us to deduct any applicable surrender charges from the amount requested. Otherwise, we will deduct the surrender charge from the remaining value of your contract. We do not impose a surrender charge on the amount deducted from the remaining value that is used to pay surrender charges on the withdrawal. DIA transfers are not subject to surrender charges. Each contract year, you are allowed to make an annual withdrawal from the contract, without paying a surrender charge, of an amount equal to 10% of total premiums minus the aggregate amount of all prior Free Withdrawal Amounts made during the current contract year. Please see the SURRENDER AND WITHDRAWALS section for more information.

56. Page 64 — Add disclosure to the first paragraph of the “Highest anniversary value death benefit rider expense” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced in its entirety with the following:

If you choose the highest anniversary value death benefit rider and it is in effect, then you will pay a daily charge based on an annual rate 0.35% for contracts issued in conjunction with applications signed on or after May 1, 2017, and 0,30% for contracts issued in conjunction with applications signed prior to May 1, 2017.

57. Page 64 — Add disclosure to the first paragraph of the “Return of premium death benefit basic rider expense” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced in its entirety with the following:

If you choose the premium death benefit basic rider and it is in effect, then you will pay a daily charge based on an annual rate 0.25% for contracts issued in conjunction with applications signed on or after May 1, 2017, and for contracts issued in conjunction with applications signed prior to May 1, 2017.

58. Page 65 — Add disclosure to the first paragraph of the “Return of premium death benefit plus rider expense” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced in its entirety with the following:

If you choose the return of premium plus death benefit plus rider and it is in effect, then you will pay a daily charge based on an annual rate 0.45% for contracts issued in conjunction with applications signed on or after May 1, 2017, and 0.30% for contracts issued in conjunction with applications signed prior to May 1, 2017.

59. Page 65 — Add disclosure to the first paragraph of the “Combination of highest anniversary value death benefit and return of premium death benefit plus riders charge” section disclosing the contract charges for contracts issued in conjunction with applications signed prior to May 1, 2017 and contract charges for contracts issued in conjunction with applications signed on or after to May 1, 2017.

RESPONSE: The paragraph has been replaced in its entirety with the following:

We will deduct daily a portion of the assets allocated to Variable Investment Options as a charge for this combination of riders. For contracts issued in conjunction with applications signed on or after May 1, 2017, this results in an annual rider charge is 0. 50%. For contracts issued in conjunction with applications signed prior to May 1, 2017, this results in an annual rider charge is 0. 30%.

60. Page 79 — Move the sentence “The principal underwriter of the contract is PAS, located at 7 Hanover Square, New York, New York 10004.” on this page to first paragraph of “DISTRIBUTION OF THE CONTRACT” section on page 77

RESPONSE: Sentence moved to the end of the first paragraph of “DISTRIBUTION OF THE CONTRACT” section on page 77

61. Page 76 — Deleted Appendix B

RESPONSE: Deleted

62. Page 1 of SAI — Add “(C Share)” after “Guardian Investor ProFreedom Variable AnnuitySM” in the first pargraph.

RESPONSE: Done

63. Item 25 of Part C — Suggestion to flip the columns “Position with GIAC” and “Name”.

RESPONSE: We believe that all required information for Item 25 of Form N-4 is included in the registration statement in a substantially similar format as required.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Patrick Ivkovich

Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com